Exhibit (k)(4)

EXPENSE LIMITATION AND REIMBURSEMENT AGREEMENT

Blackstone Floating Rate Enhanced Income Fund

345 Park Avenue

New York, NY 10154

November 18, 2021

Blackstone Floating Rate Enhanced Income Fund (the “Fund”)

345 Park Avenue, 31st Floor

New York, NY 10154

Ladies and Gentlemen:

Blackstone Liquid Credit Strategies LLC (the “Adviser”) notifies you that it will waive its compensation (and, to the extent necessary, bear other expenses of or make payments to the Fund) to the extent that, for any calendar month, “Specified Expenses” (as defined below) would exceed the Total Expense Cap (as defined below). “Specified Expenses” of the Fund means all expenses incurred in the business of the Fund, including organizational and certain offering expenses, with the exception of: (i) the Management Fee (as defined in the Fund’s prospectus), (ii) the Service Fee (as defined in the Fund’s prospectus), (iii) the Distribution Fee (as defined in the Fund’s prospectus), (iv) brokerage costs, (v) dividend/interest payments (including any dividend payments, interest expenses, commitment fees, or other expenses related to any leverage incurred by the Fund), (vi) taxes, and (vii) extraordinary expenses (as determined in the sole discretion of the Adviser). “Total Expense Cap” means the annual rate of 0.50% of the Fund’s net assets (annualized). The Adviser may discontinue its obligation to waive its compensation or to bear other expenses at any time (i) prior to January 31, 2023 with the written consent of the Board of Trustees of the Fund and (ii) on or after January 31, 2023 upon written notice to the Fund.

If, while the Adviser is the investment manager to the Fund, the estimated annualized Specified Expenses for a given month are less than the Total Expense Cap, the Adviser shall be entitled to reimbursement by the Fund of the compensation waived and other expenses borne by the Adviser on behalf of the Fund pursuant to this Expense Limitation and Reimbursement Agreement (the “Reimbursement Amount”) during any of the previous thirty-six (36) months, but only to the extent that the Fund’s estimated annualized Specified Expenses are less than, for such month, the lesser of the Total Expense Cap or any other relevant expense limit then in effect with respect to the Fund, and provided that such amount paid to the Adviser will in no event exceed the total Reimbursement Amount and will not include any amounts previously reimbursed. The Adviser may recapture a Specified Expense in any year within the thirty-six month period after the Adviser bears the expense.

The Adviser further notifies you that it will waive its compensation (and, to the extent necessary, bear other expenses of the Fund) in amounts greater than required above to the extent required by applicable law.

We understand and intend that you will rely on this undertaking in preparing and filing Registration Statement for the Fund on Form N-2 with the Securities and Exchange Commission, in accruing the Fund’s expenses for purposes of calculating its net asset value per share, and for other purposes and we expressly permit you to do so.

Blackstone Liquid Credit Strategies LLC

By:	/s/ Marisa J. Beeney
Name:	Marisa J. Beeney
Title:	Authorized Signatory

Agreed and Accepted:
Blackstone Floating Rate Enhanced Income Fund

By:	/s/ Marisa J. Beeney
Name:	Marisa J. Beeney
Title:	Chief Compliance Officer, Chief Legal Officer and Secretary

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